IM Cannabis Corp. Announces Annual General Meeting Results

TORONTO and GLIL YAM, Israel, March 17, 2020 - IM Cannabis Corp. (the "Company" or "IMC") is pleased to announce that at the annual general meeting of shareholders of the Company (the "Meeting") held earlier today, the shareholders elected Oren Shuster, Marc Lustig, Steven Mintz, Rafael Gabay and Vivian Bercovici as directors of the Company. Incumbent director Jesse Kaplan did not seek re-election at the Meeting and Rafael Gabay and Vivian Bercovici were elected to the board of directors (the "Board") for the first time. The Board would like to thank Mr. Kaplan for his service and contributions to the Company.

Mr. Gabay has more than 20 years of experience in management positions in the technology sector. Mr. Gabay is currently the Chairman and Co-Founder of Ewave Group Ltd. ("Ewave") and has held these roles since the company's inception in 1999. Through Ewave, Mr. Gabay owns and manages a portfolio of companies in various fields including real estate, internet of things, healthcare and mobile technology. Mr. Gabay is also a significant shareholder who owns and/or controls approximately 22% of the Company's common shares.

Ms. Bercovici is currently a consultant to various medical cannabis and medical device entities regarding operational issues and market opportunities in Israel, Europe and Canada. From March 2017 to March 2018, Ms. Bercovici was the Managing Director, Europe and Israel at Nuuvera Inc., a Toronto-based medical cannabis company that was acquired by Aphria Inc. Ms. Bercovici also served as Canada's Ambassador to Israel from 2014 through 2016, having been appointed by then Prime Minister Stephen Harper. Ms. Bercovici has vast experience of over 20 years practicing law in Toronto, specializing in media defence and financial services regulatory law.

The shareholders passed all other motions at the Meeting, including a re-approval of the Company's 10% rolling stock option plan.

About IM Cannabis Corp.

IMC is an international medical cannabis company, and a well-known Israeli brand of medical cannabis products. In Europe, IMC is establishing a medical cannabis operation first with its distribution subsidiary in Germany and augmented by strategic agreements with certified EU-GMP Standard suppliers, making it one of the only medical cannabis companies with fully integrated operations in Europe. IMC intends to leverage its operational experience and brand to establish a foothold in emerging medical cannabis markets including Germany, Portugal and Greece. IMC's core Israeli business includes offering branding, know-how and other intellectual property-related services to the Israeli medical cannabis market. Its key assets in Israel include commercial agreements with licensed producers and an option to purchase licensed entities. IMC has developed proprietary processes in its operations and is active in developing and investing in innovative technology for global medical cannabis consumers leveraging its reputation and expertise in the medical cannabis sector.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable Canadian securities laws. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. The forward-looking statements in this press release include statements relating to the Company's strategic plans. Forward-looking statements are subject to business and economic risks and uncertainties and other factors that could cause actual results of operations to differ materially from those contained in the forward-looking statements, including, without limitation: the ability of the Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medical cannabis in Israel, Germany, Portugal, Greece or any other foreign jurisdictions in which the Company intends to operate; reliance on management; inconsistent public opinion and perception regarding the use of cannabis; engaging in activities considered illegal under US federal law; political instability and conflict in the Middle East; adverse market conditions; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; currency fluctuations; competition; and loss of key management and/or employees. Please see the Company's Form 2A Listing Statement which is available under the Company's profile on SEDAR for additional related risks factors that could materially affect the Company's operations and financial results. The Company does not undertake any obligation to update forward looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements.

SOURCE IM Cannabis Corp.

For further information: Oren Shuster, Chief Executive Officer, +972-77-3603504, info@imcannabis.com; Marc Charbin, Investor Relations, +1 416-467-5229, investors@imcannabis.com; Gal Wilder, Media Relations, +1 647-259-3261, gal.wilder@cohnwolfe.ca